January 8, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Morgan Growth Fund

Dear Mr. Sandoe,

The following responds to your comments of January 4, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 69 that was filed on November 18, 2009 pursuant to Rule 485(a).

Comment 1:  Prospectus—Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you on December 1, 2009 in connection with my review of the Vanguard Money Market Reserves, Vanguard Admiral Funds and Vanguard World Funds registrants.

Response:         We will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Money Market Reserves, Vanguard Admiral Funds and Vanguard World Funds registrants.

Comment 2:    Prospectus—Primary Investment Strategies

Comment:         Please identify the Fund’s market capitalization range for mid- and large-capitalization companies.

Response:         We have disclosed the Fund’s median market capitalization in “More on the Fund—Market Exposure.”  However, we do not plan to include the market capitalization range since investors are ill served by such disclosure for the following reasons:

                              (1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.

                              (2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.

                              (3) A fund’s overall market capitalization range can be very broad and not indicative of where the fund’s overall market capitalization focus is.  The median market capitalization is a more useful piece of information for investors concerned with market capitalization.

                              (4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 3:    Summary Prospectus Legend

Comment:         Please confirm the language you will use in the legend appearing on the front cover of your Summary Prospectus.

Response:   The legend will read as follows: “The Fund’s statutory Prospectus and Statement of Additional Information dated January 26, 2010, and the most recent shareholder reports are incorporated into and made part of this Summary Prospectus by reference.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the Fund online at http://www.vanguard.com/prospectus. You can also get this information at no cost by calling 800-662-7447 or by sending an email request to online@vanguard.com.”

Comment 4:    Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2627 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Laura J. Merianos

Senior Counsel

Securities Regulation, Legal Department